11. Contingent liabilities. Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain claims which
arise in the normal course of business.   The Company has retained certain
self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a materially adverse effect on the Company's consolidated financial statements.

    One of the Company's subsidiaries is potentially a responsible party in connection with a Superfund Site. It is the policy of the Company to accrue environmental contamination cleanup costs when it is probable that a liability has been incurred and the amount of such liability is reasonably estimable. The Company has made an estimate of its likely costs in connection with this site and a liability has been recorded. Such liability is not material to the financial statements of the Company.


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